SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-11515

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMMERCIAL FEDERAL RETIREMENT SAVINGS PLAN

OF

COMMERCIAL FEDERAL BANK

AND PARTICIPATING SUBSIDIARIES

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

COMMERCIAL FEDERAL CORPORATION

13220 CALIFORNIA STREET

OMAHA, NEBRASKA 68154

COMMERCIAL FEDERAL

RETIREMENT SAVINGS PLAN

Financial Statements as of and for the Years Ended

December 31, 2004 and 2003,

Supplemental Schedules at End of

Year December 31, 2004,

and Report of Independent Registered

Public Accounting Firm

COMMERCIAL FEDERAL RETIREMENT SAVINGS PLAN

FORM 11-K

Page No.
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statement of Net Assets Available for Benefits as of December 31, 2004 and 2003	2

Statement of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2004 and 2003	3

Notes to Financial Statements	4 - 12

Supplemental Schedules (1):

Schedule of Assets Held at End of Year December 31, 2004	13 – 17

Schedule of Assets Acquired and Disposed of Within the 2004 Plan Year	18

(1)      All other schedules required by 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Signature Page	19

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm	20

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

Commercial Federal Retirement Savings Plan

Omaha, Nebraska

We have audited the accompanying statements of net assets available for benefits of the Commercial Federal Retirement Savings Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Omaha, Nebraska

June 21, 2005

COMMERCIAL FEDERAL RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2004	2003
ASSETS
Investments (at fair value):
Investments in marketable securities -
Commercial Federal Corporation common stock	$27,596,698	$26,529,414
Mutual funds and managed portfolio	98,095,271	82,814,679

Total	125,691,969	109,344,093

Loans receivable from Plan participants	129,178	91,646

Total investments	125,821,147	109,435,739

Cash	1,922,961	3,435,262
Interest receivable	198,590	190,091
Dividends receivable	1,375,638	222,457
Receivable on settlement of investment securities sales	16,581	144,206

Total assets	129,334,917	113,427,755

LIABILITIES

Payable for settlement of investment securities purchases	1,623,062	582,310
Excess contributions payable	290,925	—
Other miscellaneous liabilities	85,678	61,769

Total liabilities	1,999,665	644,079

NET ASSETS AVAILABLE FOR BENEFITS	$127,335,252	$112,783,676

See accompanying notes to financial statements.

COMMERCIAL FEDERAL RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2004	2003
INVESTMENT INCOME:
Net appreciation in fair value of investments	$9,590,009	$18,218,505
Interest income	793,257	857,067
Dividend income	3,746,043	1,307,960

	14,129,309	20,383,532

Less investment expenses:
Investment management fees	(286,191)	(244,378)
Other administrative fees	(130,221)	(129,465)

	(416,412)	(373,843)

Net investment income	13,712,897	20,009,689

CONTRIBUTIONS:
Employer	4,768,375	4,569,199
Plan participants	6,583,595	6,818,442
Rollovers from Plan participants	172,772	155,697

	11,524,742	11,543,338

Total additions, net	25,237,639	31,553,027

DEDUCTIONS:
Distributions to Plan participants	(10,686,063)	(7,161,113)

NET INCREASE	14,551,576	24,391,914

TRANSFER OF ASSETS - COMMERCIAL FEDERAL 401(k) PLAN FOR ACQUIRED COMPANIES	—	2,408,155

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	112,783,676	85,983,607

End of year	$127,335,252	$112,783,676

See accompanying notes to financial statements.

COMMERCIAL FEDERAL RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

A.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The following is a summary of significant accounting policies and practices followed by the Commercial Federal Retirement Savings Plan (the “Plan”) in the preparation of its financial statements. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Basis of Presentation - The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosures of contingent assets and liabilities, at the date of the financial statements and the reported amounts of assets, liabilities and changes therein during the reported period. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Payment of Benefits - Benefits are recorded when paid. Benefits payable to persons who have elected to withdraw from the Plan but have not yet been paid at December 31, 2004 and 2003, totaled $5,172,399 and $5,752,045, respectively.

Valuation of Investments - Investments, except for the Stable Value Fund and loans receivable from Plan participants, are stated at fair value. Plan investments are valued daily as determined by quoted closing market prices. The Stable Value Fund is recorded at cost plus accrued interest, which approximates fair value. Loans receivable from Plan participants are valued at the outstanding principal balance at the end of the year with such amounts approximating fair value. Net appreciation or depreciation in the fair value of investments is computed using beginning of year fair value or purchase price, if purchased during the year. Unless specifically determinable, the cost of securities sold is based on the average cost method. Purchases and sales of investments are recorded on a trade-date basis.

Recognition of Income on Investments - Interest income on U.S. Government and government agency obligations and corporate bonds is credited as earned. Dividend income is recorded on the ex-dividend date.

B.	DESCRIPTION OF THE PLAN:

General - The Plan is a defined contribution savings plan created as a retirement benefit vehicle for eligible employees or their beneficiaries of Commercial Federal Bank (the “Bank”) and participating subsidiaries. The Plan provides for eligible participants to reduce their taxable compensation each year by a predetermined amount that is contributed to the Plan. The Bank also contributes to the Plan an employer matching amount determined annually by the Bank’s Board of Directors.

Plan Participation - All employees are eligible to participate in the Plan. Employees may contribute to the Plan immediately and matching employer contributions begin after the employee has reached 18 years of age and one year of service has been completed with the Bank or its participating subsidiaries.

Employer’s Contributions - The Bank and participating subsidiaries make contributions each pay period (semi-monthly) to the Plan (“employer” or “company contributions”) as determined by the Bank’s Board of Directors. The Bank matches 100% of each participant’s elective deferral contribution up to 8% of the participant’s base compensation. A participant’s maximum pre-tax elective deferral contribution to the Plan was limited to $13,000 for 2004 and $12,000 for 2003, subject to percentage-of-pay limitations and special nondiscrimination tests as defined and provided by the Internal Revenue Code. The total maximum amount of pre-tax and after-tax contributions that can be accumulated in all of a participant’s tax-qualified defined contribution plans, including both participant and employer contributions, was limited to the lesser of either (i) 100% of compensation, or (ii) $41,000 for 2004 and $40,000 for 2003. These limits are also subject to special non-discrimination rules applicable to highly compensated employees, as defined. Participants who have not completed a year of service (as defined) for the year, and/or who are not employed on the final day of the Plan year, are not entitled to share in the company contributions (and any earnings or losses on such contributions) for such year, except with respect to those who have terminated service during the year by reason of death, disability or retirement (the earlier of age 60 or a combination of age and years of service equal to 70). Contributions from the Bank totaled $4,768,375 and $4,569,199, respectively, during 2004 and 2003. The Plan failed the percentage-of-pay and special nondiscrimination tests for 2004 and as a result, $97,036 of employer contributions were paid from the Plan to participants as ordinary income in May 2005.

Participants’ Contributions - Participants in the Plan may contribute through semi-monthly payroll deductions of at least 1%, and up to 100%, of their total compensation on a pre-tax basis, subject to an annual limit (“elective deferrals”). The elective deferral contribution to this Plan of each participant is subject to annual cost-of-living adjustments and was limited to $13,000 for 2004 and $12,000 for 2003. The percentage of compensation for elective deferral contributions may be changed at any time during the month by participants (limited to once per month). In addition, participants age 50 or over were eligible to make additional “catch-up contributions” of up to $3,000 in 2004 and $2,000 in 2003. The Plan failed the percentage-of-pay and special nondiscrimination tests for 2004 and as a result, $171,500 of employee contributions were paid from the Plan back to participants as ordinary income in May 2005.

Rollover Contributions - The Plan accepts eligible participants’ funds or assets, provided such funds or assets are a rollover contribution pursuant to applicable sections of the Internal Revenue Code. All amounts so accepted and credited are nonforfeitable.

B.	DESCRIPTION OF THE PLAN (Continued):

Participants’ Accounts - Each participant’s account is credited (or debited for losses) with the participant’s contribution and allocation of (i) the employer’s contribution, (ii) Plan earnings or losses and (iii) a recordkeeping fee. Allocations are based on participant earnings or account balances, as defined. A participant is entitled to that benefit which can be provided from the participant’s vested account. Such benefit does not include the current year employer contributions or any earnings or losses on such current year employer contributions if the participant is not employed on the final day of the year.

Forfeitures – Forfeitures reduce or offset future employer contributions to the Plan with any remaining amounts used to reduce Plan expenses. Forfeitures which reduced employer contributions totaled $356,111 and $714,617 for the years ended December 31, 2004 and 2003, respectively. At December 31, 2004, forfeitures available to reduce either 2005 employer contributions or expenses totaled $270,254. At December 31, 2003, this amount totaled $155,167. Amounts related to forfeitures that were held in nonvested participant accounts at December 31, 2004, totaled $364,335, of which $274,806 became available to reduce either 2005 employer contributions or expenses in January 2005. The remaining forfeiture amounts held in nonvested participant accounts will be available to reduce employer contributions in future periods. At December 31, 2003, forfeitures held in nonvested participant accounts totaled $211,029.

Vesting - Vesting in employer contributions is based upon qualified years of service with the Bank or participating subsidiaries. A full year of vested service is a calendar year in which a participant completes 1,000 hours of eligible service. A participant’s account is fully vested upon death, permanent disability, retirement or certain changes in control of Commercial Federal Corporation (the “Corporation”), the holding company of the Bank. Participants are immediately vested 100% in their contributions (including rollovers) and the earnings or losses thereon.

A participant is 25% vested in employer contributions (and any earnings or losses on such contributions) at two years of eligible service, 50% vested at three years of eligible service, 75% vested at four years of eligible service and 100% vested at five or more years of eligible service.

B. DESCRIPTION OF THE PLAN (Continued):

Investment Options - Participants have the option of directing all or a portion (from 5% to 100%, in 5% increments) of both their contributions and employer matching contributions into the following investment options. Participants may, on a quarterly basis, change the percentage allocated between funds. On a quarterly basis participants may also transfer account balances between the funds.

The investment fund options of the Plan follow:

•	Stable Value Fund

•	Dreyfus Bond Market Index Fund/Inv (DBMIX)

•	Bufka & Rodgers General Fund

•	Munder Funds Index 500/K (MUXKX)

•	Weitz Series Fund: Value Portfolio (WVALX)

•	Heritage Capital Appreciation Trust A Fund (HRCPX)

•	MFS New Discovery Fund/A (MNDAX)

•	Royce Total Return Fund (RYTRX)

•	Commercial Federal Corporation Common Stock (CFB)

Amounts allocated to any of these funds may be temporarily retained as cash or invested in cash equivalents to facilitate the investment or reinvestment of Plan assets and the distribution of account balances to participants.

Effective January 1, 2004, Royce Total Return Fund, a small-cap value fund, and Heritage Capital Appreciation Trust A Fund, a large-cap growth fund, were added to the Plan’s investment options. Effective February 2, 2004, the Janus Growth & Income Fund was removed from the Plan’s investment options with $2,575,619 transferred from the Janus Growth & Income Fund to the Heritage Capital Appreciation Trust A Fund.

Loans - Loans to participants are made only to pay for the following: (i) debts incurred from substantial financial hardship, (ii) medical expenses of the participant or eligible family member not covered by insurance, or (iii) post-high school education expenses of the participant or an eligible family member. The maximum amount of a loan to a participant is the lesser of $50,000 or 50% of such participant’s vested account balance.

Any loans to participants shall bear an interest rate commensurate with market rates charged for loans which would be made under similar circumstances. The repayment period shall not exceed five years. A loan shall become due and payable to the extent of, and shall be charged against, the amounts which are to be paid or satisfied to such participant or the participant’s beneficiary on the date payments become due or would be payable under the Plan by reason of the participant’s permanent disability, death, retirement, or separation from employment with the Bank or participating subsidiaries. Any unpaid loan balance so applied would be a taxable distribution to such participant. Principal and interest is paid ratably through payroll deductions.

B.	DESCRIPTION OF THE PLAN (Continued):

Withdrawals - Withdrawal of participant’s elective deferral contributions will be made only for reasons of substantial financial hardship with distributions for these purposes not to exceed, with certain exceptions, the amount of the need. There were no forfeitures on withdrawals of elective deferral contributions. These distributions are taxable to the participant.

Distributions also will be made to Plan participants upon termination of the Plan without the establishment of another qualified plan. In the event of such Plan termination, the participant’s account balances will be 100% vested with any distributions taxable to the participants if such distributions are not directed to a qualified retirement plan by such participants.

Benefits to Participants - Participants are entitled to receive as retirement benefits the amounts credited to their accounts as of the Plan valuation date coinciding with or immediately following their retirement date. A participant’s normal retirement date, as defined in the Plan agreement, is when a participant attains the earlier of (i) age 60 or (ii) a combination of age and years of service equal to 70 (“normal retirement age”). On the date a participant attains normal retirement age, the participant shall have a fully entitled interest in their accounts. A participant’s retirement may be deferred at the participant’s option, subject to provisions of the Internal Revenue Code, wherein the participant shall continue to participate in the Plan. Distribution of benefits to retired participants or their beneficiaries can be in the form of a lump sum payment or in various types of periodic payments in accordance with applicable provisions of the Plan and the Internal Revenue Code.

In the case of a participant’s death, benefits are paid to designated beneficiaries and are 100% vested. In addition, if any participant becomes permanently disabled, that participant is entitled to receive 100% of the amounts credited to such participant’s account. In the event any participant is temporarily disabled, such participant may receive all or part of their nonforfeitable benefit.

If a participant resigns or is terminated from service prior to retirement for reasons other than death or permanent disability, the interest in such participant’s contribution account will be fully vested. However, the participant’s interest in the company contribution account for the current year will be forfeited and returned to the company, and for the prior years will vest to the participant according to their completed years of service.

Administration of the Plan - The Plan is administered by a trustee committee consisting of seven employees of the Bank. Such trustees have the power and the duty to make all decisions necessary or proper to carry out the provisions of the Plan. The trustees do not receive any compensation for the administration of the Plan.

C.	INVESTMENTS:

The fair value of the Plan’s investments are presented in the following tables. Investments that represent 5% or more of the Plan’s net assets are separately identified.

	December 31, 2004
Investments	Principal Amount in Dollars or Number of Shares	Fair Value
Investments at fair value as determined by quoted market price:
U.S. Government and government agency obligations	$5,344,961	$5,068,372
Corporate bonds	$10,025,000	10,452,936
Corporate common stocks	987,811 shares	32,411,363

Total - Bufka & Rodgers General Fund		47,932,671
Commercial Federal Corporation common stock	928,869 shares	27,596,698
Weitz Series Fund: Value Portfolio	713,227 shares	26,888,651
Investments representing less than 5% of the Plan’s net assets	1,277,282 shares	19,106,091

		121,524,111
Investments at estimated fair value:
Stable Value Fund		4,167,858
Loans receivable from Plan participants		129,178

Total Investments		$125,821,147

	December 31, 2003
Investments	Principal Amount in Dollars or Number of Shares	Fair Value
Investments at fair value as determined by quoted market price:
U.S. Government and government agency obligations	$4,913,801	$4,821,963
Corporate bonds	$8,315,000	8,878,638
Corporate common stocks	1,057,105 shares	29,272,436

Total - Bufka & Rodgers General Fund		42,973,037
Commercial Federal Corporation common stock	993,239 shares	26,529,414
Weitz Series Fund: Value Portfolio	635,561 shares	22,740,357
Dreyfus Bond Market Index Fund/Inv.	593,700 shares	6,144,797
Investments representing less than 5% of the Plan’s net assets	371,334 shares	7,852,610

		106,240,215
Investments at estimated fair value:
Stable Value Fund		3,103,878
Loans receivable from Plan participants		91,646

Total Investments		$109,435,739

C.	INVESTMENTS (Continued):

During 2004 and 2003, the Plan’s investments (including investments bought and sold, as well as held during the year) appreciated in value by a net of $9,590,009 and $18,218,505, respectively. Following is an analysis of such appreciation (depreciation) by fund:

	2004	2003
Bufka & Rodgers General Fund	$4,394,717	$9,187,625
Commercial Federal Corporation Common Stock	2,819,732	3,351,385
Weitz Series Fund: Value Portfolio	1,278,215	4,398,778
Heritage Capital Appreciation Trust A Fund	418,383	—
Munder Funds Index 500/K	240,112	371,692
Royce Total Return Fund	227,335	—
MFS New Discovery Fund/A	199,967	515,842
Janus Growth & Income Fund	45,351	472,247
Dreyfus Bond Market Index Fund/Inv	(33,803)	(79,064)

	$9,590,009	$18,218,505

D.	INCOME TAX STATUS:

The Internal Revenue Service has determined and informed the trustees of the Plan by a letter dated July 26, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. Although the Plan has not received a determination letter since it has been amended, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

E.	PLAN TERMINATION:

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in all accounts.

F.	RELATED PARTY TRANSACTIONS:

The Plan maintains a cash account at the Bank which totaled $18,422 and $3,262, respectively, at December 31, 2004 and 2003. This cash account is non-interest bearing.

At December 31, 2004 and 2003, dividends receivable from Commercial Federal Corporation totaled $125,288 and $124,488, respectively. Also, at December 31, 2004, a payable totaling $14,848 was due from the Plan to the Bank.

Activity of the Corporation’s common stock within the Stock Fund was as follows:

	2004	2003
During the year:
Numbers of shares sold and delivered	163,435	206,182
Sales proceeds	$4,507,099	$5,086,478
Adjusted basis	$4,365,349	$4,814,350
Net realized gain	$141,750	$272,128

Plan investments include the Stable Value Fund managed by Comerica Bank, N.A. Comerica Bank N.A. is the trustee as defined in the Plan and, therefore, all transactions of the Stable Value Fund qualify as party-in-interest.

G.	TRANSFER OF ASSETS:

Effective December 2, 2003, the assets of the Commercial Federal 401(k) Plan for Acquired Companies were transferred into the Plan. Such assets totaled $2,408,155 and were merged into the following investment funds:

Bufka & Rodgers General Fund	$824,056
Weitz Series Fund: Value Portfolio	353,118
Janus Growth & Income Fund	291,860
Munder Funds Index 500/K	233,478
Commercial Federal Corporation Common Stock	220,405
Dreyfus Bond Market Index Fund/Inv	217,074
Stable Value Fund	162,956
MFS New Discovery Fund/A	105,208

Total	$2,408,155

H.	SUBSEQUENT EVENTS:

On June 13, 2005, an Agreement and Plan of Merger was entered into such that under the terms of the merger agreement, the Corporation will be acquired by and merged into Bank of the West. Subject to the terms and conditions of the merger agreement, each outstanding common share of the Corporation will be converted into the right to receive $34.00 in cash with the Corporation declaring and paying a special one-time cash dividend of $0.50 per common share prior to the completion of the merger. The merger is subject to customary closing conditions, including approval of the Corporation’s shareholders and federal banking regulators, and is expected to close in December 2005. In the event of a change of control of the Corporation, as defined by the Plan, all active and eligible participants at the effective time of the merger become 100% vested in all current and prior year employer contributions.

In May 2005, employer and employee contributions totaling $268,536 and earnings on those contributions totaling $22,389 were paid to certain Plan participants as a result of the Plan failing its 2004 actual deferral percentage and actual contribution percentage tests under the Internal Revenue Code. The repayment of these excess contributions is deemed 2005 ordinary income compensation to the recipients. This amount is reflected as a liability (excess contributions payable) in the Statement of Net Assets Available for Benefits at December 31, 2004.

COMMERCIAL FEDERAL RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4 (i)

SCHEDULE OF ASSETS HELD AT END OF YEAR

DECEMBER 31, 2004

Column B	Column C			Col. E
	Description of Investments Including Collateral
Identity of Issue, Borrower, Lessor or Similar Party	Rate of Interest	Maturity Date	Par or Maturity Value	Current Value
BUFKA & RODGERS GENERAL FUND:

U.S. Government and Government Agency Obligations:

U.S. Treasury Note	5.88%	11/15/05	$500,000	$513,300
U.S. Treasury Note	2.50%	05/31/06	1,000,000	994,260
U.S. Treasury Note	6.13%	08/15/07	500,000	536,600
U.S. Treasury Note	5.63%	05/15/08	500,000	536,290
U.S. Treasury Note	3.13%	10/15/08	100,000	98,934
Zero Coupon Security	(1)	11/15/08	700,000	612,808
Zero Coupon Security	(1)	02/15/09	2,000,000	1,732,380
GNMA Pool No. 194929	8.00%	04/15/17	39,961	43,750
Bellevue NE Sarpy Bond (2)	7.20%	11/01/06	5,000	50

Total U.S. Government and Government Agency Obligations			$5,344,961	$5,068,372

(1)	Zero coupon bond
(2)	Defaulted on November 1, 1980

COMMERCIAL FEDERAL RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4 (i)

SCHEDULE OF ASSETS HELD AT END OF YEAR

DECEMBER 31, 2004

(Continued)

Column B	Column C			Col. E
	Description of Investments Including Collateral
Identity of Issue, Borrower, Lessor or Similar Party	Rate of Interest	Maturity Date	Par or Maturity Value	Current Value
Corporate Bonds:

Abbott Labs	6.00%	03/15/08	$300,000	$320,676
Ameritech Cap. Fdg. Corp.	6.15%	01/15/08	500,000	533,720
AT&T Corporation	7.00%	05/15/05	200,000	203,500
Becton Dickinson	4.55%	04/15/13	200,000	197,680
Bell Atlantic Corporation	6.00%	04/15/08	150,000	158,379
Boeing Capital Corp.	6.10%	03/01/11	100,000	109,076
Boeing Capital Corp.	6.50%	02/15/12	100,000	112,048
Boeing Capital Corp.	5.80%	01/15/13	200,000	215,726
Bristol Meyers Squibb Co.	5.75%	10/01/11	200,000	214,196
Campbell Soup Company	5.00%	12/03/12	200,000	204,394
Chesapeake & Potomac Telephone	6.13%	07/15/05	200,000	203,476
Citigroup, Inc.	6.63%	09/15/05	150,000	153,605
Coca Cola Enterprises	7.13%	08/01/17	100,000	118,309
Consolidated Edison Co. NY Inc.	6.25%	02/01/08	150,000	160,525
CVS Corporation	3.88%	11/01/07	250,000	251,130
Diageo Capital PLC	3.50%	11/19/07	250,000	249,168
Disney Holding Company	6.75%	03/30/06	450,000	468,859
Dow Chemical	6.00%	10/01/12	200,000	218,510
DuPont & Company	4.75%	11/15/12	200,000	203,970
Eli Lilly & Company	2.90%	03/15/08	250,000	244,295
Emerson Electric Company	5.63%	11/15/13	300,000	320,796
Ford Motor Company	6.13%	01/09/06	300,000	307,266
Ford Motor Credit Corporation	7.88%	06/15/10	100,000	110,176
General Dynamics Corporation	4.50%	08/15/10	475,000	485,355
General Electric Capital Corp. Series A	4.63%	09/15/09	200,000	205,176
General Electric Capital Corp.	5.88%	02/15/12	100,000	108,202
General Electric Capital Corp.	3.25%	06/15/09	100,000	97,093

COMMERCIAL FEDERAL RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4 (i)

SCHEDULE OF ASSETS HELD AT END OF YEAR

DECEMBER 31, 2004

(Continued)

Column B	Column C			Col. E
	Description of Investments Including Collateral
Identity of Issue, Borrower, Lessor or Similar Party	Rate of Interest	Maturity Date	Par or Maturity Value	Current Value
Corporate Bonds Continued:

General Mills, Inc.	2.63%	10/24/06	$250,000	$245,750
General Motors Corp.	6.25%	05/01/05	100,000	100,847
General Motors Corp.	7.20%	01/15/11	100,000	102,564
General Motors Acceptance Corp.	6.13%	01/22/08	200,000	205,866
GTE California	5.50%	01/15/09	100,000	104,179
GTE South, Inc.	6.00%	02/15/08	100,000	105,411
IBM Corporation	4.25%	09/15/09	300,000	303,549
IBM Corporation	5.38%	02/01/09	200,000	211,614
Kimberly Clark	6.88%	02/15/14	200,000	231,758
Kraft Foods, Inc.	5.63%	11/01/11	200,000	211,788
Marsh & McLennan	4.85%	02/15/13	150,000	142,740
Merck & Co. Inc.	4.38%	02/15/13	200,000	195,172
Nordstrom, Inc.	5.63%	01/15/09	200,000	211,666
Phillip Morris Cos. Inc.	7.20%	02/01/07	100,000	105,640
Pitney Bowes, Inc.	5.95%	02/01/05	200,000	200,390
Potomac Electric Power	6.50%	03/15/08	200,000	215,606
Sears Roebuck	6.20%	07/15/08	200,000	208,628
Southwestern Electric Power Co.	7.00%	09/01/07	300,000	323,304
Target Corporation	5.38%	06/15/09	200,000	211,706
Union Camp Corp.	7.00%	08/15/06	300,000	315,960
Verizon New England, Inc.	6.50%	09/15/11	100,000	110,005
Verizon New Jersey, Inc.	5.88%	01/17/12	100,000	106,247
Wisconsin Power and Light Company	7.00%	06/15/07	100,000	107,240

Total Corporate Bonds			$10,025,000	$10,452,936

COMMERCIAL FEDERAL RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4 (i)

SCHEDULE OF ASSETS HELD AT END OF YEAR

DECEMBER 31, 2004

(Continued)

Column B	Column C	Col. E
	Description of Investments Including Collateral
Identity of Issue, Borrower, Lessor or Similar Party	Number of Shares	Current Value
Corporate Equity Securities:

AES Trust III (1)	43,300	$2,136,855
AES Corp.	44,500	608,315
American International Group	18,300	1,201,761
Carnival Corp.	25,000	1,440,750
Cendant Corp.	78,000	1,823,640
Checkfree Corporation	35,000	1,332,800
Cintas Corp.	25,000	1,096,500
Citigroup, Inc.	31,500	1,517,670
Comcast Corp. Special Class A	56,000	1,839,040
CVS Corp.	30,000	1,352,100
DST Systems Inc.	28,000	1,459,360
Federal National Mortgage Association	13,000	925,730
First Data Corp.	30,418	1,293,982
Gentex Corporation	19,700	729,294
Home Depot	25,800	1,102,692
Liberty Media Corp A	117,400	1,289,052
Lincare Holdings Inc.	35,000	1,492,750
Molex Inc. Class A	55,793	1,486,883
Pfizer, Inc.	49,000	1,317,610
Sealed Air Corp.	26,000	1,385,020
Sirius Satellite Radio Inc.	68,000	518,160
Trex Company, Inc.	15,000	786,600
Union Pacific Corp.	8,000	538,000
Vodafone Group (2)	60,000	1,642,800
Wyeth	42,100	1,793,039
XM Satellite Radio Holdings Inc	8,000	300,960

Total Corporate Equity Securities	987,811	$32,411,363

(1) Preferred stock
(2) American Depository Receipts (ADR)

Total Bufka & Rodgers General Fund		$47,932,671

COMMERCIAL FEDERAL RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4 (i)

SCHEDULE OF ASSETS HELD AT END OF YEAR

DECEMBER 31, 2004

(Continued)

Column B	Column C	Col. E
	Description of Investments Including Collateral
Identity of Issue, Borrower, Lessor or Similar Party	Number of Shares	Current Value
STOCK FUND:

Commercial Federal Corporation
Common Stock (party-in-interest)	928,869	$27,596,698

MUTUAL FUNDS:

Weitz Series Fund: Value Portfolio	713,227	26,888,651
Dreyfus Bond Market Index Fund/Inv	605,605	6,237,735
Stable Value Fund (party-in-interest)	—	4,167,858
Heritage Capital Appreciation Trust A Fund	155,758	4,076,197
Munder Funds Index 500/K	128,149	3,229,352
MFS New Discovery Fund/A	195,349	3,203,720
Royce Total Return Fund	192,421	2,359,087

Total Mutual Funds	1,990,509	50,162,600

Loans receivable from Plan participants (29 notes with interest rates ranging from 6.99% to 10.74% and maturing September 2005 through September 2009) (party-in-interest)		129,178

TOTAL INVESTMENTS		$125,821,147

COMMERCIAL FEDERAL RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4 (i)

SCHEDULE OF ASSETS ACQUIRED AND DISPOSED OF WITHIN THE 2004 PLAN YEAR

Column A	Column B	Col. D
	Description of Investments Including Collateral
Identity of Issue, Borrower, Lessor or Similar Party	Number of Shares	Proceeds of Dispositions
Liberty Media Intl. Inc.	6,864	$175,474

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf of the undersigned hereunto duly authorized.

COMMERCIAL FEDERAL RETIREMENT SAVINGS PLAN
(Name of Plan)

Date: June 29, 2005	/s/ John J. Griffith
John J. Griffith, Trustee